Filed by CopperSteel HoldCo, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Six Flags Entertainment Corporation

Commission File No. 1-13703

Date: November 2, 2023

Cedar Fair and Six Flags to Combine in Merger of Equals CREATING A LEADING AMUSEMENT PARK OPERATOR Delivering an Enhanced Guest Experience Leveraging Cedar Fair’s recent park investment experience to accelerate the transformation underway across Six Flag’s portfolio Capitalizing on entertainment partnerships and a portfolio of beloved IP such as Looney Tunes, DC Comics and PEANUTS to develop engaging new attractions Bringing together complementary operating capabilities to create a more robust operating platform for improved park offerings and more efficient systemwide performance Gaining greater flexibility to invest in new rides and attractions, broader food and beverage selections, additional in-park offerings, and cross park initiatives Combining technology platforms and data analytics capabilities to help create a more engaging and immersive guest experience Operations across 17 states, Canada and Mexico 27 amusement parks 15 water parks 9 resort properties 48 million guests Footprint expected to mitigate weather-related and seasonal earnings volatility and increase visibility; no single geography will contribute >30% of Park-level EBITDA Strong Financial Profile1

.4B2 $1.2B2 $826M2,4 36%2 of revenue in Adjusted EBITDA3 of free cash flow5 Modified EBITDA margin6 Compelling Value Creation with Enhanced Flexibility • $200 million of expected annual 3.0x within 2 years of transaction close synergies; $120 million of cost savings • Significant free cash flow generation to within 2 years post-close, $80 million invest to grow attendance, increase per of incremental EBITDA from revenue capita spending, improve profitability, uplift within 3 years post-close and enhance the guest experience • EPS accretive for Cedar Fair unitholders • Combined company is committed and Six Flags shareholders in the first 12 to allocating capital to maximize months post-close shareholder returns once it achieves • Pro forma net leverage ratio of targeted net leverage ratio approximately 3.7x2, with path to reduce net leverage approximately Transaction Details Merger of Combined Special dividend for Six Flags Cedar Fair unitholders to receive equals enterprise shareholders of: 1 share of newco stock per unit / value of Six Flags shareholders to receive • A fixed amount of $1.00 per SIX $8B7 0.5800 shares of newco for each share; share (“Six Flags Exchange Ratio”) • An amount per outstanding SIX share equal to (a) the aggregate per unit distributions declared or paid by Cedar Fair to unitholders with a record date following Cedar Fair unitholders Combined today’s date and prior to the close Expected to company to be of the transaction, multiplied by (b) to own 51.2% / Six Flags close first the Six Flags Exchange Ratio shareholders to own 48.8% half 2024 headquartered in North Carolina STRUCTURE RICHARD ZIMMERMAN BOARD BRIAN C Corporation President SELIM BASSOUL WITHEROW 12 directors and CEO (6 from Cedar Fair / 6 from Six Flags) Executive CFO Board Chair 1. Pro forma combined metrics based Q3 2023 LTM financial metrics. 2. Reflects combined company run rate cost savings of $120mm and revenue uplift resulting in $80mm of incremental EBITDA. 3. Adjusted EBITDA for Six Flags excludes the net income attributable to non-controlling interests in the Adjusted EBITDA of partnership parks. 4. Excludes $65mm of one-time implementation costs and $90mm of incremental CapEx at the combined company, which do not represent run-rate view of FCF post-synergies. 5. Free Cash Flow (FCF) defined as Adjusted EBITDA less CapEx. 6. Represents Modified EBITDA margin, including third party EBITDA interests in partnership parks, for the combined company. 7. Based on both companies’ debt and equity values as of October 31, 2023.

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction and Six Flags Stockholder Approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others following announcement of the merger agreement and proposed transaction; the inability to consummate the transaction due to the failure to satisfy other conditions to complete the transaction; risks that the proposed transaction disrupts and/or harms current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the SEC on February 17, 2023, and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on March 7, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying proxy statement/prospectus available from the sources indicated below.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statement on Form S-4 that will be filed by HoldCo with the SEC in connection with the proposed transaction, which will contain a prospectus relating to the issuance of HoldCo securities in the proposed transaction and a proxy statement relating to the special meeting of the stockholders of Six Flags. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Cedar Fair or Six Flags to achieve the goals for the proposed transaction may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Cedar Fair nor Six Flags assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction, Cedar Fair and Six Flags will cause HoldCo to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Six Flags and a prospectus of HoldCo. After the registration statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Six Flags. Cedar Fair, Six Flags and HoldCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other document that Cedar Fair, Six Flags or HoldCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING AND/OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CEDAR FAIR AND SIX FLAGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Cedar Fair, Six Flags, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Six Flags stockholders in respect of the proposed transaction. Information regarding Cedar Fair’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Cedar Fair’s Form 10-K for the year ended December 31, 2022 filed with the SEC on February 17, 2023 and its proxy statement filed with the SEC on April 13, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Six Flags’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Six Flags’ Form 10-K for the year ended January 1, 2023 filed with the SEC on March 7, 2023 and its proxy statement filed with the SEC on March 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.